Exhibit 16.1
June 7, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Gentlemen:
We have read the statements made by Torch Energy Royalty Trust, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Torch Energy Royalty Trust dated June 7, 2006. We are in agreement with the statements concerning our Firm contained therein.
Very Truly Yours,

/s/ UHY Mann Frankfort Stein & Lipp CPAs, LLP